Exhibit 99.2

Mr. Kwok Wah Cheung has been appointed as Chief Executive Officer of TH International Limited. Mr. Cheung brings over 20 years of experience as a Chief Executive Officer and President of leading consumer companies in China and across Asia, with the majority of his career spent in the China market since 2000.

Prior to this appointment, Mr. Cheung had served as Chairman and Chief Executive Officer of Nestlé Greater China, where he led the successful integration of a major acquisitions into the Nestle China business. He helped turn around and grow the Nestle’s Wyeth nutrition to over USD 1 billion revenue by 2014. More recently until 2025, he served as Chief Executive Officer of Zhejiang Supor Co., Ltd., one of China’s leading manufacturers of cookware and household appliances, managing a revenue of more than RMB20 billion and market capitalization approximately RMB 40 billion. Earlier in his career, Mr. Cheung held senior commercial roles at Procter & Gamble and Coca-Cola, where he developed expertise in brand building and consumer insights across China. He currently serves as Non-Executive Director of China Feihe Limited and Independent Non-Executive Director of Tate & Lyle PLC. Mr. Cheung is known for his track record in building brands and operational excellence in the Chinese market.

Mr. Lucas Alperi has been appointed as a member of the Board of Directors of TH International Limited. Mr. Alperi is Vice President, Emerging Business International at Restaurant Brands International (“RBI”), one of the world’s largest quick service restaurant companies with nearly USD 48 billion in annual system-wide sales and roughly 33,000 restaurants across more than 120 countries. In this role, he oversees Tim Hortons and Firehouse Subs international operations across Asia Pacific, Europe, the Middle East, and Latin America.

Prior to this appointment, Mr. Alperi served as General Manager of Burger King EMEA, where he led the brand across Iberia, the United Kingdom, Türkiye, the Middle East, and Africa. He joined RBI in 2018 following an MBA at INSEAD, and has held a range of senior roles across finance, franchising, corporate development, and general management over more than seven years with the company.